Exhibit 99.1

May 3, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING PRIVATE ISSUANCE OF TRADABLE DEBENTURES AND OPTIONS FOR TRADABLE DEBENTURES

The Company is pleased to report that it undertook a private placement issuance to accredited investors in Israel (the “Offerees”) on May 2, 2012 of NIS 130,000,000 par value of Debentures (Series J) of the Company together with 2,600,000 options (that are not tradable) that may be exercisable into Debentures (Series K) of the Company (the “Options”), in consideration for a total of approximately NIS 174,850,000 million.

The Debentures (Series J) and Options were packaged together, such that the Debentures were issued at a price of NIS 1.345 for every NIS 1 par value of Debentures (Series J) with no additional consideration for the Options.

Each of the Options are exercisable until June 14, 2012 into 100 Debentures (Series K) of the Company, at an exercise price of NIS 1.042 (not adjustable for any increases in the Israeli CPI) for each NIS 1 par value of Debentures (Series K) of the Company.

The Debentures (Series J) shall be allotted to the Offerees by means of issuing additional Debentures of the currently traded series that was initially issued according to a shelf offering report dated February 19, 2009 which was filed in accordance with the Company’s shelf prospectus dated May 21, 2008 (as amended on October 30, 2008), pursuant to the trust deed dated February 18, 2009, executed by and between the Company and Strauss Lazar Trust Company (1992) Ltd., (as amended on May 2, 2012).

The Debentures (Series K) to be issued upon exercise of the Options (should they be exercised) shall also consist of an issuance of additional Debentures of the currently traded series that was initially issued according to a shelf offering report dated September 4, 2011 which was filed in accordance with the Company’s shelf prospectus dated May 30, 2010 (as amended on September 4, 2011), pursuant to the trust deed dated May 30, 2010, executed by and between the Company and Aurora Fidelity Trust Company Ltd. and the addendum to such trust deed, dated September 4, 2011.

The Debentures (both Series) shall be subject, after issuance, to certain restrictions on resale according to the provisions of Section 15C of the Israeli Securities Law, 5728-1968, and the provisions of the Securities Regulations (Sections 15A to 15C of the Law), 5760-2000.

The issuance of the securities described herein is subject to the approval of their registration for trading by the Tel-Aviv Stock Exchange.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.